FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of the Minutes of the 582nd Meeting of the Board of Directors Held on December 9, 2013

2.	Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on December 26, 2013

3.	Notice to Stockholders Dated December 10, 2013: Increase of the Company’s Registered Share Capital and Dividends Payment on January 3, 2014

4.	Summary of the Minutes of the 583rd Meeting of the Board of Directors Held on December 12, 2013

5.	Summary of the Minutes of the 584th Meeting of the Board of Directors Held on December 19, 2013

6.	Market Announcement Dated December 19, 2013: Cemig in partnership with Vale - joint generation investments, Norte Energia

7.	Minutes of the Extraordinary General Meeting of Stockholders Held on December 26, 2013

8.	Notice to Stockholders Dated December 26, 2013: Capital Increase and Stock Dividend

9.	Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on January 30, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: January 9, 2014

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1. Summary of the Minutes of the 582nd Meeting of the Board of Directors Held on December 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 9, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 582nd meeting, held on December 9, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Approval of a proposal to an Extraordinary General Meeting of Stockholders for alteration of the share capital of Cemig, through a stock dividend in preferred shares.

2.              Convocation of an Extraordinary General Meeting of Stockholders, to be held on December 26, 2013 at 3 p.m., to decide on the matter in the previous paragraph.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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2. Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on December 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 26, 2013 at 3 p.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

1                             Authorization, verification and approval of an increase in the Company’s share capital

from	R$ 4,813,361,925.00
to	R$ 6,294,208,270.00,
with issuance of	296,169,269	new nominal preferred shares
by capitalization of	R$ 1,480,846,345.00	from the Capital Reserve account,
with, as a consequence,
distribution of a stock dividend of	30.765323033%,	in new nominal, preferred shares,
each with nominal value	R$ 5.00;

2                             Alteration of the Company’s by-laws, by such redrafting of the head paragraph of Article 4 of the by-laws as is necessary to reflect the above change in the Registered Capital.

3                             Authorization for the Executive Board

(a)         to take the necessary measures for the stock dividend of 30.765323033% to be distributed in new nominal preferred shares each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 whose names are on the Company’s Nominal Share Registry on the date on which that General Meeting of Stockholders is held;

(b)         to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)              to establish that all the shares resulting from this stock dividend shall have the same rights as those shares from which they originate; and

d)             to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole sub-paragraph of Clause 9 of the Company’s by-laws, producing at the time of the meeting, or, preferably, depositing by Dec. 23, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, December 9, 2013

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 26, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais — Cemig,

•            WHEREAS:

a)        Article 169 of Law 6404/1976, as amended, provides for increase of the registered Share Capital of the Company through capitalization of profits or reserves;

b)        on September 30, 2013 the amount of Cemig’s Capital Reserve account was R$3,405,579,000;

c)         attribution of a stock dividend, to all stockholders, in the form of preferred shares will result in higher liquidity for the preferred shares, since it will result in holders of common shares becoming also holders of preferred shares;

•           now proposes to you the following:

a)             Authorization, verification and approval of an increase in the Company’s share capital,

from	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$	6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of		296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine)
new nominal preferred shares,
by capitalization of	R$	1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)
from the Capital Reserve account,
with consequent distribution,			to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of		30.765323033%,	in new nominal, preferred shares,
each with nominal value of		R$ 5.00;

b)             Alteration of the by-laws to reflect the increase, redrafting the head paragraph of Clause 4, to the following:

“Clause 4                         The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

•      420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and

•      838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00”.

c)              Authorization for the Executive Board, in relation to the stock dividend:

(i)                         to attribute the stock dividend, of 30.765323033% in new nominal preferred shares, each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais) whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders that decides on this proposal is held.

(ii)                      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

(iii)                   to establish that all the shares resulting from this stock dividend shall have the same rights as the preferred shares existing before the said stock dividend; and

(iv)                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 9, 2013,

Dorothea Fonseca Furquim Werneck	Tadeu Barreto Guimarães
Djalma Bastos de Morais	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Luiz Augusto de Barros
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos
Paulo Roberto Reckziegel Guedes	Tarcísio Augusto Carneiro
Saulo Alves Pereira Junior

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1                                                 Companhia Energética de Minas Gerais — Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

§1                                            The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2                                            No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§ 3                                         Since the Company’s securities are traded in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.

Clause 2                                                 The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3                                                 The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4                                                 The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

•                  420,764,708 (four hundred and twenty million seven hundred and sixty-four thousand, seven hundred and eight) common nominative shares of nominal value U.S. $ 5.00 each;

•                  838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) preferred shares, nominative, the nominal value of R$ 5.00 each.

§1                                            The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5                                                 The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)             10% (ten percent) of their nominal value;

b)             3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6                                                 The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§1                                            Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Article 297 of Law 6404 of December 15, 1976 is reached.

Clause 7                                                 In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8                                                 The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§ 1                                         The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§2                                            The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9                                               The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1                                            Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10                                          The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11                                          The management of the Company shall be exercised by a Board of Directors and an Executive Board.

§1                                            The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§2                                            Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3                                            Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§4                                            The Board of Directors and the Executive Board, in the management of the company and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates and of the consortia in which they have direct or indirect holdings, shall obey the provisions of the

Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5                                            The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6                                            The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7                                            In the administration of the Company and in the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)             to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)             to keep the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} equal to or less than 40% (forty per cent);

c)              to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)             to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)              to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

f)               to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)              to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§8                                            The targets specified in §7 above shall be calculated on the consolidated basis, taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§9                                            The targets established in Sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)             the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)             the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to be limited to 50% (fifty per cent);

c)              the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)             the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, to be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Section I

The Board of Directors

Clause 12                                          The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.

§1                                            The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2                                            The global or individual amounts of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3                                         The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, in accordance with the law.

§4                                         The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

§5                                            The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§ 6                                      The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

Clause 13                                         In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§1                                            In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14                                          The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1                                            The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§2                                            Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15                                          The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16                                          The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17                                          The Board of Directors shall have the following attributions:

a)             to fix the general orientation of the Company’s business;

b)             to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)              to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or any company that exercises control or joint control of such stockholder;

d)             to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)              to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)               to call the General Meeting of Stockholders;

g)              to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)             to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i)                 to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k)             to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                 to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m)         to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them;

n)             annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)             to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)             to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors, or the whole number of Members of the

Board immediately below the number resulting from that quotient in the event that it is not a whole number; and

s)               to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.

§1                                            The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§2                                            The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Section II

The Executive Board

Clause 18                                          The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Generation and Transmission Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Officer for the Gas Division;

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

§1                                            The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office. No member of the Executive Board may take office without previously signing the Managers’ Consent Undertaking, as specified in the Level 1 Regulations, and being compliant with the applicable legal requirements.

§2                                            The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3                                            The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§4                                            Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19                                          In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§1                                            In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave — or, in the event of vacancy, the impediment or resignation — lasts, until the post is filled by the Board of Directors.

§2                                            The Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20                                          The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21                                          The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1                                            The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)             the Company’s strategies and actions, including any project related to its objects;

b)             new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)             the rates of return and profits to be obtained or generated by the Company.

§2                                          The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§3                                          The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared in coordination with the Chief Executive Officer and the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the Chief Officers’ Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4                                          The following decisions shall require a decision by the Executive Board:

a)             approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)              examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)             decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)               authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of Sub-clause ‘o’ of Sub-item IV of Clause 22;

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to open administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)                authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal by the Chief Finance and Investor Relations Officer;

k)             approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause “h” of Sub-item I of Clause 22;

l)                 authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved; and

m)         examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, Sub-clause “j”, and Clause 21, §4, Sub-clause “h”.

§5                                          Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by a person holding a valid power of attorney.

§6                                          Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in Sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§7                                            The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22                                          Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I                                                   To the Chief Executive Officer:

a)             to oversee and direct the work of the Company;

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)              to represent the Company in the Courts, on the plaintiff or defendant side;

d)             to sign, jointly with one Chief Officer, documents which bind the Company;

e)              to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)               to hire and dismiss employees of the Company;

g)              to manage and direct the activities of internal auditing, the Corporate Executive Office, and strategic planning;

h)             to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)                 to propose the appointments to positions of Management and positions on the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Finance and Investor Relations Officer, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

II                                              To the Deputy Chief Executive Officer:

a)             to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)             to promote improvement of the Company’s social responsibility and sustainability policies;

c)              to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the Company’s strategy for operations in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)              to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)               to promote the implementation of programs for the Company’s technological development; and

g)              to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III                                         To the Chief Finance and Investor Relations Officer:

a)             to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)             to coordinate the preparation and consolidation of the Company’s Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer, and in both cases with the participation of the other Chief Officers of the Company;

c)              to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Business Development Officer;

d)             to accompany the economic-financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)              to carry out the accounting of, monitor and control the economic-financial transactions of the Company, including its wholly-owned and other subsidiaries;

f)               to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)              to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to monitor and control the Company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                 to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)             to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                 to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which the company participates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)         to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws:

(i)             injections of capital into the wholly-owned subsidiaries; and

(ii)          jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o)             to take part in the negotiations that involve constitution or alteration of corporate documents of all the companies in which the Company has any equity holding;

p)             to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force; and

q)             to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

IV                                          To the Chief Corporate Management Officer:

a)             to ensure the provision of appropriate personnel to the Company;

b)             to decide the Company’s human resources policy and to orient and promote its application;

c)              to orient and conduct the activities related to organizational studies and their documentation;

d)             to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)              to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)               to decide policies and rules on support services such as transport, administrative communication, and security guards, and on provision of adequate quality in the workplace for the Company’s personnel;

g)              to provide the Company with infrastructure and administrative support resources and services;

h)             to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                 to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                to administer the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

k)             to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                 to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)         to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officer’s Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)             to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)             to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)             to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

r)                to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.

V                                               To the Chief Distribution and Sales Officer:

a)             to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)             to prepare the planning of the Company’s distribution system;

c)              to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)             to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)              to manage the Company’s work safety policy in the ambit of his/her activities;

f)               to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)              to develop programs and actions with captive consumers with demand lower than 500kW, with a view to the most efficient use of electricity;

h)             to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

j)                to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

k)             to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                 to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities; and

m)         to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VI                                          To the Chief Generation and Transmission Officer:

a)             to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)             to prepare the planning of generation and transmission;

c)              to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)              to develop and conduct such hydro-meteorological activities as are of interest to the Company;

f)               to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)              to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)             to manage the Company’s central laboratories and workshops;

i)                 to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation in the generation and transmission facilities;

j)                to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

k)             to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

l)                 to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)         to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)             to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies; and

o)             to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VII                                     To the Chief Trading Officer:

a)             to carry out research, studies and projections on the markets of interest to the Company;

b)             to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)              to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)             to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)              to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)               to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)              to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)             to identify, measure and manage the risks associated with the trading of electricity;

i)                 to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

k)             to manage the trading of the Company’s carbon credits, in coordination with the Office of the Chief Business Development Officer; and

l)                 to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VIII                                To the Chief Business Development Officer:

a)             to arrange for search, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officer’s Departments related to those businesses;

c)              to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

e)              to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its activity;

f)               to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)              to coordinate the Company’s participation in the auctions of new business opportunities held by any person or legal entity, under public or private law, including regulatory agencies;

h)             to promote the search for, and analysis of, business opportunities related to the use of carbon credits, within the ambit of the company;

i)                 to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Company’s objects;

j)                to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)             to accompany Brazil’s energy planning, within the Company;

l)                 to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)         to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)             to coordinate, within the ambit of the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)             to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)             to coordinate, jointly with the Chief Finance and Investor Relations Officer, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r)                to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates; and

s)               to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company.

IX                                         To the Chief Officer for the Gas Division:

a)             to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)             to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas and, jointly with the Chief Business Development Officer, studies and development of business in that sector;

d)             to develop standardization for projects in the field of oil and gas;

e)              to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)               to propose to the Executive Board, jointly with the Chief Finance and Investor Relations Officer and the Chief Business Development Officer, the multi-year plan for investments and expenses of other special-purpose companies associated with the activities of oil and gas;

g)              to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)             to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

j)                to represent the Company in the various entities that bring together the companies of the oil and gas sector.

X                                              To the Chief Counsel:

a)             to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, comprising:

•                  organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;

•                  establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interest of the Companies;

•                  adoption of measures aiming for integration and synergy of the legal areas of the Companies;

•                  promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and

•                  decision on strategies in law and in case procedure to be adopted by the companies;

b)             to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, in legal and juridical matters;

c)              to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)             to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and services of legal consultancy; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and the progress and development of such proceedings.

XI                                         To the Chief Institutional Relations and Communication Officer:

a)             to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)             to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)              to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officers’ Departments involved;

d)             to coordinate, based on the Company’s Strategic Planning, the disclosure of institutional and corporate information about the Company and its wholly-owned subsidiaries;

e)              to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)               to coordinate analysis and arrangements made for preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, to provide supporting input for the Company’s strategic corporate planning;

g)              to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)             to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

i)             to coordinate actions on defining and implementing the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

j)                to coordinate actions in relation to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k)             to coordinate the monitoring, control and disclosure of institutional and corporate information;

l)                 to coordinate, in accordance with the directives established by the Board of Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws;

m)         to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities; and

n)             to carry out the function and activities of the Company’s Ombudsman.

§1                                            The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§2                                          The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3                                            As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4                                            The projects developed by the Company in the area of the Office of the Chief Business Development Officer, once structured and constituted, must be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§5                                            It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§6                                            The financial limit set by Sub-clause “o” of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

CHAPTER V

The Audit Board

Clause 23                                          The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§1                                            The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24                                          In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25                                          The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations.

Clause 26                                          The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27                                          The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28                                          Before any other sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit and the profit shares of the employees and the managers.

§1                                            The net profit ascertained in each business year shall be allocated as follows:

a)             5% (five percent) to the legal reserve, up to the limit specified by law;

b)             50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)              the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29                                          The dividends shall be distributed in the following order:

a)             the minimum annual dividend guaranteed to the preferred shares;

b)             the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1                                            Once the dividends specified in Sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2                                            The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§3                                            The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30                                          Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31                                          The dividends declared, obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1                                            Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32                                          The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33                                          It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of §1 of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Liabilities of the Management Officers

Clause 34                                          The management officers are liable to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35                                         The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these Bylaws.

§1                                            The guarantee given in the head paragraph of this clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§2                                            The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§3                                            Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

END

II —          Please provide a report giving details of the origin and justification of the changes proposed and analyzing their legal and economic effects.

Change to the head paragraph of Clause 4 of the by-laws:

Justification:

a)                      Article 169 of Law 6404/1976, as amended, provides for the possibility of increase in the Company’s registered Share Capital by capitalization of profits or of reserves;

b)                      on September 30, 2013 the amount of Cemig’s Capital Reserve account was R$ 3,405,579,000;

c)              attribution of a stock dividend, to all stockholders, in the form of preferred shares, will result in higher liquidity for the preferred shares, since it will result in holders of common shares becoming also holders of preferred shares.

Economic and legal effects:

None.

3. Notice to Stockholders Dated December 10, 2013: Increase of the Company’s Registered Share Capital and Dividends Payment on January 3, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Proposal for capital increase

We hereby advise stockholders that at its meeting held on December 9, 2013, the Board of Directors of Cemig decided to propose the following to the General Meeting of Stockholders to be held on December 26, 2013:

•                  INCREASE OF SHARE CAPITAL, AND STOCK DIVIDEND:

a)             Increase in the Company’s registered share capital:

from	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$	6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of		296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine)
new nominal preferred shares,
by capitalization of	R$	1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)
from the Capital Reserve account,
with consequent distribution,			to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of		30.765323033%,	in new nominal, preferred shares,
each with nominal value of		R$ 5.00.

Continued >

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b)             Entitlement; ex-date:

For shares trading on the São Paulo Stock Exchange (BM&FBovespa S.A.), stockholders of record on December 26, 2013 shall be entitled to the stock dividend, and the shares will trade ex- this stock dividend on the day immediately following the date on which the said General Meeting of Stockholders is held.

c)              Date of credit of the stock dividend

The shares arising from the stock dividend will be credited on January 3, 2014.

d)             In accordance with §1º of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the shares of the stock dividend is R$ 5.00.

e)              In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the stock dividend will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2013.

We reiterate that the stock dividend is conditional upon ratification by the Extraordinary General Meeting of Stockholders, to be held on December 26, 2013.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 10, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

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4. Summary of the Minutes of the 583rd Meeting of the Board of Directors Held on December 12, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 12, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 583rd meeting, held on December 12, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.                               Grant of annual paid leave to the CEO.

2.                               Injection of capital into, and increase in the registered share capital of, Ativas Data Center by CemigTelecom; and orientation of vote in a meeting of CemigTelecom.

3.                               Orientation of vote in a meeting of the Board of Directors of Light S.A., on the subject of an increase in the share capital of Guanhães.

4.                               Orientation of vote in a meeting of Cemig GT on participation in an auction by Taesa, and constitution of a company by Taesa.

5.                               Constitution of a company by Taesa.

6.                               Constitution of a company by Cemig GT.

7.                               Life Insurance for members of the Executive Board and the Board of Directors;

Re-ratification of a Board Spending Decision (CRCA).

8.                               Signature of amendments to contracts with banking institutions.

9.                               Signature of a contractual amendment, with advertising agencies.

10.                        Filing of legal actions.

11.                        Contracting of services to provide electronic food and meal/snack vouchers.

12.                        Constitution and dissolution of consortia; orientation of vote in a meeting of Light.

13.                        Orientation of vote in a meeting of Light.

14.                        The Neptune Project.

15.                        Timetable for 2014 Board Meetings of the Board of Directors.

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5. Summary of the Minutes of the 584th Meeting of the Board of Directors Held on December 19, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 19, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 584th meeting, held on December 19, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.         Budget for 2014.

2.         Signing of an amendment to the Association Agreement with Gaspetro in relation to Gasmig.

3.         Grant of guarantee for issue of debentures by Cemig GT.

4.         The Hera-Jequitibá Project.

5.         Calling of an Extraordinary General Meeting of Stockholders to be held on February 6, 2014 at 11 a.m., to decide on orientation of the vote of the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT relating to the operation of the Hera-Jequitibá Project.

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6. Market Announcement Dated December 19, 2013:  Cemig in partnership with Vale - joint generation investments, Norte Energia

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig in partnership with Vale:

joint generation investments, Norte Energia

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission, the São Paulo Stock Exchange (BM&FBovespa) and the market — in compliance with CVM Instruction 358/2002, as amended — as follows:

1                            Association, to hold existing joint generation interests

On today’s date Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) and Vale S.A. (“Vale”) (jointly, “the Parties”) signed commercial and stockholding documents formalizing an association to create Aliança Geração de Energia S.A. (Aliança S.A.), which will be a single vehicle to hold both the Parties’ present assets in generation consortia, and also investments in future electricity generation projects (“the Association”).

In payment of subscription of their respective shares in Aliança S.A. the Parties will transfer to that company their ownership interests in the following generation assets:

Porto Estrela,	Igarapava,	Funil,
Capim Branco I and II,	Aimorés, and	Candonga.

The resulting assets of Aliança S.A. will have generation capacity, in operation, of 1,158 MW (assured power: 652 MW average), and other generation projects.

Vale will own 55% of this new company, and Cemig GT 45%.

Cemig GT’s interest in the Association has been valued at R$ 2,029,000.00.

Cemig GT’s management believes that the combination of the two companies’ experience in operational, financial and project management enhances Cemig GT’s potential for generating new business and maximizing results.

1

2                            Acquisition of indirect interest in Norte Energia S.A.

Cemig GT will also acquire, for approximately R$ 206 million, a 49% holding in the future company Aliança Norte Energia Participações S.A. (“Aliança Norte”), which will hold the 9% interest owned by Vale in Norte Energia S.A. (“Norte Energia”)  (“the Acquisition”).

The acquisition price, which is to correspond to the total of the capital injected by Vale up to December 31, 2013, adjusted for monetary updating by the IPCA inflation index, will be paid at sight on the closing date.

Following the Acquisition, Cemig GT will indirectly own a further 4.41% of Norte Energia, representing installed capacity of 495.39 MW (assured power: 201 MW average).

3                            Terms of agreement; conditions precedent

The Parties have prepared the contracts of the Association and of the Acquisition in such a way as to establish joint control by the Parties and full alignment in the taking of all the decisions in the operation of the companies.

Certain conditions precedent and legal requirements have to be met before the transaction can take effect. These include:

(i)                        approval by a General Meeting of Stockholders of Norte Energia;

(ii)                     consent from creditor financial institutions; and

(iii)                  approval, under current legislation, by government authorities — in particular the Brazilian electricity regulator (Agência Nacional de Energia Elétrica, Aneel), and the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica, Cade).

Banco Bradesco BBI S.A. acted as exclusive financial advisor to Cemig GT in the Transactions.

Cemig will keep its stockholders and the market opportunely and properly informed on the development and closing of these transactions.

Belo Horizonte, December 19, 2013

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

2

7. Minutes of the Extraordinary General Meeting of Stockholders Held on December 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 26, 2013

At 3 p.m. on December 26, 2013, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Cleber Reis Grego, State Procurator of Minas Gerais, of the Official of the General Attorney of the State, in accordance with the legislation in force. The Member of the Audit Board Mr. Bruno Gonçalves Siqueira was also present.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 9 of the Company’s by-laws.  Asking for the floor, the representative of the stockholder The State of Minas Gerais proposed the name of Bethsaida de Oliveira Pena, representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil — Previ, to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on August 10, 11 and 12 this year in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 60, 52 and 61, respectively, and O Tempo, on pages 33, 8 and 38, respectively, the content of which is as follows:

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 26, 2013 at 3 p.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

1            Authorization, verification and approval of an increase in the Company’s share capital

from	R$ 4,813,361,925.00
to	R$ 6,294,208,270.00,
with issuance of	296,169,269	new nominal preferred shares
by capitalization of	R$ 1,480,846,345.00 from the Capital Reserve account,
with, as a consequence,
distribution of a stock dividend of	30.765323033%,	in new nominal, preferred shares,
each with nominal value	R$ 5.00.

2            Alteration of the Company’s by-laws, by such redrafting of the head paragraph of Article 4 of the by-laws as is necessary to reflect the above change in the Registered Capital.

3            Authorization for the Executive Board

(a)         to take the necessary measures for the stock dividend of 30.765323033% to be distributed in new nominal preferred shares each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 whose names are on the Company’s Nominal Share Registry on the date on which that General Meeting of Stockholders is held;

(b)         to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)              to establish that all the shares resulting from this stock dividend shall have the same rights as those shares from which they originate; and

d)             to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole sub-paragraph of Clause 9 of the Company’s by-laws, producing at the time of the meeting, or, preferably, depositing by Dec. 23, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, December 9, 2013

Dorothea Fonseca Furquim Werneck — Chair of the Board of Directors ”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, dealing with the matters on the agenda, and the Opinion of the Audit Board on it. The contents of these documents are as follows:

“  PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 26, 2013

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

— WHEREAS:

a)       Article 169 of Law 6404/1976, as amended, provides for increase of the registered Share Capital of the Company through capitalization of profits or reserves;

b)       on September 30, 2013 the amount of Cemig’s Capital Reserve account was R$3,405,579,000;

c)        attribution of a stock dividend, to all stockholders, in the form of preferred shares will result in higher liquidity for the preferred shares, since it will result in holders of common shares becoming also holders of preferred shares;

2

— now proposes to you the following:

a)        Authorization, verification and approval of an increase in the Company’s share capital,

from	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$	6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of		296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine) new nominal preferred shares,
each with nominal unit value of		R$ 5.00	(Five Reais)
by capitalization of	R$	1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)
from the Capital Reserve account,
with consequent distribution,			to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of		30.765323033%,	in new nominal, preferred shares,
each with nominal unit value of		R$ 5.00	(Five Reais)

b)        Alteration of the by-laws to reflect the increase, redrafting the head paragraph of Clause 4, to the following:

“Clause 4                   The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

-         420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and

-         838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00”.

c)         Authorization for the Executive Board, in relation to the stock dividend:

(i)                         to attribute the stock dividend, of 30.765323033% in new nominal preferred shares, each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais) whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders that decides on this proposal is held.

(ii)                      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

(iii)                   to establish that all the shares resulting from this stock dividend shall have the same rights as the preferred shares existing before the said stock dividend; and

(iv)                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 9, 2013,

Dorothea Fonseca Furquim Werneck	Tadeu Barreto Guimarães
Djalma Bastos de Morais	Wando Pereira Borges
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
João Camilo Penna	Luiz Augusto de Barros
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos
Paulo Roberto Reckziegel Guedes	Tarcísio Augusto Carneiro
Saulo Alves Pereira Junior”

3

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on December 26, 2013, as follows:

a) Authorization, verification and approval of an increase in the Company’s share capital

from	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$	6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of		296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine) new nominal preferred shares,
each with nominal unit value of		R$ 5.00	(Five Reais)
by capitalization of	R$	1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)
from the Capital Reserve account,
with consequent distribution,			to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of		30.765323033%,	in new nominal, preferred shares,
each with nominal unit value of		R$ 5.00	(Five Reais)

b) Alteration of the by-laws to reflect the increase, redrafting the head paragraph of Clause 4, to the following:

“Clause 4                   The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:

-                420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and

-                838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00”.

c)              Authorization for the Executive Board, in relation to the stock dividend:

(i)                         to attribute the stock dividend, of 30.765323033% in new nominal preferred shares, each with nominal value of R$ 5.00, to holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais) whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders that decides on this proposal is held.

(ii)                      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

(iii)                   to establish that all the shares resulting from this stock dividend shall have the same rights as the preferred shares existing before the said stock dividend; and

(iv)                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, simultaneously with the payment of the first installment of the dividends for the year 2013.

After carefully analyzing the said proposal, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by the said Meeting.

Belo Horizonte, December 19, 2013

Signed:

Aristóteles Luiz Menezes Vasconcellos Drummond,	Lauro Sander,
Thales de Souza Ramos Filho,	Bruno Gonçalves Siqueira,
Aliomar Silva Lima,	Salvador José Cardoso de Siqueira”.

4

The Chair then put the Proposal made by the Board of Directors to this meeting to debate, and to the vote, and it was approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5

8. Notice to Stockholders Dated December 26, 2013: Capital Increase and Stock Dividend

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Proposal for capital increase

We hereby advise stockholders that the Extraordinary General Meetings of Stockholders, held concurrently on December 26, 2013 decided the following corporate action:

•                  INCREASE OF SHARE CAPITAL, AND STOCK DIVIDEND:

a)             Increase in the Company’s registered share capital:

from	R$	4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$	6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)

with issuance of		296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine)

new nominal preferred shares,
by capitalization of	R$	1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)

from the Capital Reserve account, with consequent distribution,			to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
of a stock dividend of each		30.765323033%,	in new nominal, preferred shares,
with nominal value of	R$	5.00.

Continued >

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b)             Entitlement; ex-date:

For shares trading on the São Paulo Stock Exchange (BM&FBovespa S.A.), stockholders of record on December 26, 2013 shall be entitled to the stock dividend, and the shares will trade ex- this stock dividend on the day immediately following the date on which the said General Meeting of Stockholders is held.

c)              Date of credit of the stock dividend

The shares arising from the stock dividend will be credited on January 3, 2014.

d)             In accordance with §1º of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the shares of the stock dividend is R$ 5.00.

e)              In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the stock dividend will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2013.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 26, 2013

Luiz Henrique Michalick

Acting Chief Finance and Investor Relations Officer

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9. Convocation Notice of the Extraordinary General Meeting of Stockholders to be Held on January 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

January 30, 2014

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 30, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)        Orientation of vote by the Company’s representative at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (Cemig GT) to be held January 30, 2014, in favor of:

i.                  Ratification of appointment and contracting of Ernst & Young Terco as the specialized company responsible for preparing the Opinion on Economic and Financial Valuation of the generation assets of Brasil PCH S.A., of April 22, 2013, for the purposes of §1 of Article 256 of Law 6404/1976;

ii.               Approval of the said Valuation Opinion on Brasil PCH S.A.; and

iii.            Approval of the transaction that results in acquisition of 51% of the common shares of Brasil PCH S.A., through Chipley SP Participações S.A., a company in which Cemig GT owns 40% of the share capital.

2)        Authorization to concede the right of minority stockholders dissenting in this Extraordinary General Meeting of Stockholders to withdraw from the Company in the event of the situation referred to by Paragraph 2 of Article 256 of Law 6404/1976, that is to say, in the event that the price paid for the shares of Brasil PCH S.A. exceeds one and a half times the book value of that company, valued at market prices.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by January 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or producing them at the time of the meeting.

Belo Horizonte, December 19, 2013

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

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PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 30, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

— In view of the following facts and considerations —

a)        Cemig Geração e Transmissão S.A. (“Cemig GT”) has signed a share purchase agreement with Petróleo Brasileiro S.A (“Petrobras”), with the signature as consenting parties of Companhia Energética de Minas Gerais (Cemig) and Brasil PCH S.A. (Brasil PCH), such agreement governing acquisition (“the Transaction”) by Cemig GT or by a company in which it has an interest (“the Purchaser”) of the 49% of the common shares in Brasil PCH that were held by Petrobras (“the Brasil PCH Share Purchase Agreement”).

b)        The stockholders’ agreement of Brasil PCH provides for the possibility of the other stockholders exercising a right of first refusal in the event of disposal of the shares in Brasil PCH, or, further, a right of joint sale, or “tag-along right”.

c)         The Brasil PCH Share Purchase Agreement made it obligatory for the Purchaser to provide the right of tag-along and the right of first refusal to the other common stockholders of Brasil PCH — namely:  Eletroriver S.A. — (“Eletroriver”) (34.3%), BSB Energética S.A. (“BSB”) (14.7%) and Jobelpa S.A. (“Jobelpa”) (2%).

d)        At the demand of Cemig GT, exercise of the tag-along right by Jobelpa was stipulated in the Brasil PCH Share Purchase Agreement as a condition precedent for completion of the Transaction.

e)         the Board of Directors has authorized alteration of the total value of the Transaction,

from

R$ 1,321,091,000.00 (one billion three hundred twenty one million ninety one thousand Reais)

to an amount less than or equal to

R$ 1,326,530,617.71 (one billion three hundred twenty six million five hundred thirty thousand six hundred seventeen Reais and seventy one centavos)

in the event of acquisition of up to 100% of the common shares in Brasil PCH, if there is exercise of the right of tag-along by all the other stockholders of Brasil PCH.

f)          the Board of Directors authorized provision of a guarantee by Cemig of all the obligations and commitments under the Brasil PCH Share Purchase Agreement, under which Cemig would be jointly liable as principal debtor, and not merely as guarantor, to the same extent that, and on the same conditions as those on which, the Purchaser is liable (“the Surety Guarantee”).

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g)         Clause 15.7 of the Brasil PCH Share Purchase Agreement allows assignment of the position, rights and obligations of Cemig GT under that Agreement, prior to the date of completion, at the exclusive option of Cemig GT, without the need for consent from Petrobras, to a company, already constituted or to be constituted, in which Cemig GT would have shares or unit shares representing at least 40% of the share capital, the surety guarantee given by Cemig remaining fully valid and in effect.

h)        Cemig GT entered into an Investment Agreement with RR Participações S.A. (“RR”), Light Energia S.A. (“Light”), Renova Energia S.A. (“Renova”) and Chipley SP Participações S.A. (“Chipley”), to provide, among other matters, for:

i.            procedures for increase of the capital of Chipley, in such a way that Cemig GT would become holder of 40% of the voting and total stock of Chipley;

ii.         assignment of the Brasil PCH Share Purchase Agreement to Chipley;

iii.      increase in the capital of Renova, to be subscribed entirely by Cemig GT;

iv.     and acquisition of 51% or 100%, as the case may be, of the common shares in Brasil PCH by Chipley.

i)            Concomitantly with the Investment Agreement, Cemig GT and Chipley entered into a Term of Assignment of the PCH Brasil Share Purchase Agreement, to which Cemig, Renova and Renovapar S.A. (“Renovapar”) were consenting parties, containing, among other commitments, the following:

i.            Commitment by Chipley to assume the position of the Purchaser of the Shares, becoming subrogated in all the rights and obligation of Cemig GT in the Brasil PCH Share Purchase Agreement, also taking on responsibility for all the costs and obligations assumed by Cemig GT in the process of negotiation, formalization, and conclusion of the acquisition of the shares in Brasil PCH.

ii.         The surety guarantee provided by Cemig in the Brasil PCH Share Purchase Agreement would remain valid and effective, thenceforth favoring Chipley.

iii.      Under a Counter-Guarantee Contract entered into on the same date by the same parties that signed the Term of Assignment of the Brasil PCH Share Purchase Agreement, Renova and Renovapar undertook that in the event that the guarantee given by Cemig is executed, they will assign all the shares that they hold in Chipley to Cemig or to whatever party Cemig may indicate, in consideration of a payment of R$ 1,200.00 (one thousand two hundred Reais), duly updated.

j)           On October 28, 2013, Petrobras sent notice to Chipley stating that, within the procedures for the disposal by Petrobras of its common shares in Brasil PCH, when the period for exercise of the first refusal and tag-along rights specified in the Stockholders’ Agreement of Brasil PCH had expired, the ‘Original Stockholding Block’, comprising the companies Eletroriver and BSB, had not given any notice to Petrobras in relation to exercise of those rights, resulting in release of Petrobras, by the Original Stockholding Block, to sell its shares to Chipley.

In relation to Jobelpa, Petrobras reported that on June 25, 2013 Jobelpa stated its desire to exercise its tag-along right, and had signed the Term of Adherence to the PCH Share Purchase Agreement (previously signed by Petrobras and Cemig GT, and assigned to Chipley).

k)        To regulate the acquisition by Chipley of the shares held by Jobelpa in Brazil PCH, it was in the interest of both parties that a specific share purchase agreement should be entered into, rather than their merely entering into a Term of Adherence to the Brasil PCH Share Purchase Agreement.

l)            It was required that the transaction of purchase of the shares owned by Jobelpa should be submitted, for consent and approval, to the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica — CADE) and the Brazilian electricity regulator

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(National Electricity Agency, Agência Nacional de Energia Elétrica — Aneel), simultaneously with the process of approval and consent to the purchase of Petrobras’s shares, since the transactions were conditionally linked.

m)    The period for submission to Aneel of the request for consent to the transaction involving acquisition of the shares in Brasil PCH ran until November 4, 2013, since the notice referred to in sub-item “j” above was received on October 28, 2013.

n)        On November 1, 2013, Chipley and Jobelpa entered into a share purchase agreement (“the Jobelpa share purchase agreement”) governing the acquisition by Chipley of the 2% of the voting stock of Brasil PCH owned by Jobelpa, with Cemig as guarantor.

o)        As a consequence of the transaction involving exercise of a tag-along right, resulting from the disposal of the shares in Brasil PCH owned by Petrobras, the Jobelpa share purchase agreement contains the same obligations, rights and guarantees as the Brasil PCH Share Purchase Agreement: it is substantially the same as the Petrobras document, changing only the name of the purchaser, the name of the vendor, the percentage interest involved and the number of common shares, the acquisition price (the unit price of the share being maintained); and excluding the references not applicable to the Jobelpa share purchase agreement, such as the concession of the tag-along and first-refusal rights of the other stockholders of Brasil PCH.

p)        As well as the alterations above, the Jobelpa share purchase agreement will not have Brasil PCH as a consenting party. This is because participation by Brasil PCH with this status in the share purchase agreement signed with Petrobras was questioned by the stockholders of Brasil PCH that were members of the Original Block, who stated disagreement with the concept of Brasil PCH signing a contract in which it has no right or obligation.

q)        Since Eletroriver and BSB did not exercise the right of first refusal, and Jobelpa exercised only the tag-along right (right of joint sale), in relation to the common shares that it owned, the transaction has taken the form of an acquisition of 51% of the voting stock of Brasil PCH.

r)           Under Article 256 of Law 6404/1976, indirect acquisition by Cemig GT of control of Brasil PCH requires authorization by the General Meeting of Stockholders, since the purchase price constitutes a material investment for the Purchase, as specified in Article 247, sole sub-paragraph, of that Law.

s)          The large quantity of the assets of Brasil PCH makes it impracticable to contract and carry out an assessment of the book value of that company at market prices, within the period between confirmation by Petrobras of the first refusal and tag-along rights and the closing of the transaction.

t)           It not being possible to evaluate whether or not the price paid for the shares of Brasil PCH exceeds one and a half times the book value of the company at market prices, as specified in Paragraph 2 of Article 256 of Law 6404/1976, consequently this circumstance confers the right to withdraw from the Company upon any stockholders that dissent at the General Meeting of Stockholders that decides on the indirect acquisition by Cemig GT of the control of Brasil PCH.

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— now proposes to you as follows:

1.         Orientation for the representative of the Company at the Extraordinary General Meeting of Stockholders of Cemig GT to be held on January 30, 2014, to vote in favor of :

a)        ratification of the appointment and contracting of Ernst & Young Terco, CNPJ 59.527.788/0001-31, with head office in São Paulo at Avenida Juscelino Kubitschek 1830, Torre II, 6th Floor, CEP 04543-900, as the specialized company responsible for preparation of the Opinion on the Economic and Financial Valuation of the generation assets of Brasil PCH S.A., of April 22, 2013, for the purposes of Paragraph 1 of Article 256 of Law 6404/1976.

b)        Approval of the Valuation Opinion on Brasil PCH S.A., referred to above.

c)         Approval of the transaction that results in acquisition of 51% of the common shares of Brasil PCH S.A., an unlisted company with head office at Rua São Bento 8, 8th Floor, Centro, Rio de Janeiro, Rio de Janeiro State, CNPJ/MF 07.314.233/0001-08, its articles of association being filed with the Commercial Board of Rio de Janeiro State (Jucerja), under NIRE No. 33.300275-681, through Chipley SP Participações S.A., a company in which Cemig Geração e Transmissão (Cemig GT) owns 40% of the share capital.

2.         Authorization to concede the right of minority stockholders dissenting in this Extraordinary General Meeting of Stockholders to withdraw from the Company in the event of the situation referred to by Paragraph 2 of Article 256 of Law 6404/1976, that is to say, in the event that the price paid for the shares of Brasil PCH S.A. exceeds one and a half times the book value of that company, valued at market prices.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 19, 2013

Dorothea Fonseca Furquim Werneck	Tadeu Barreto Guimarães

Djalma Bastos de Morais	Bruno Magalhães Menicucci

Arcângelo Eustáquio Torres Queiroz	Luiz Augusto de Barros

Guy Maria Villela Paschoal	Marina Rosenthal Rocha

Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos

Saulo Alves Pereira Junior	Tarcísio Augusto Carneiro

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Appendix 1

Opinion on Economic and Financial Valuation of the generation assets of Brasil PCH S.A (in Portuguese)

Companhia Energética de Minas Gerais S.A.

Transação: Aquisição dos ativos de geração da Brasil PCH S.A. pela CEMIG

Avaliação Econômico-Financeira de ativos de geração da

Brasil PCH

Data-base: 31 de dezembro de 2012

22 de abril de 2013

Estritamente confidencial

ERNST & YOUNG TERCO	Ernst & Young Terco Assessoria Empresarial LIda
Phelps Ollices Tower
Rua Antônio de Albuquerque, nO 156
11 o andar - Funcionários
30112-010 - Belo Horizonte, MG
Tel: +553132322100
Fax: +5531 3232 2106
www.ey.com.br

Belo Horizonte, 22 de abril de 2013

Companhia Energética de Minas Gerais S.A.

Av. Barbacena, 1200

CEP: 30190-131

Belo Horizonte/MG

Prezados Senhores.

Conforme solicitação de V.Sa., apresentamos o Laudo de avaliação econômico-financeira dos ativos de geração de energia hidrelétrica da Brasil PCH S.A. (doravante denominada “Brasil PCH” ou “Empresa”), referente ao eventual processo de aquisição pela Companhia Energética de Minas Gerais S.A. (doravante denominado “CEMIG”), na data-base de 31 de dezembro de 2012.

O objetivo do presente trabalho é estimar o valor justo de alguns ativos de geração da Brasil PCH, a fim de auxiliar no processo interno de decisão da Administração da CEMIG quanto à eventual aquisição destes ativos.

Este Laudo contempla objetivo, escopo, procedimentos e metodologia por nós utilizados, bem como as premissas mercadológicas e operacionais que envolveram o cálculo da estimativa/expectativa de valor justo dos ativos de geração da Brasil PCH.

Este Laudo foi preparado em observância ao disposto no §1° do artigo 256 da Lei 6.404/76, que referencia o §1° do artigo 80 da mesma Lei, bem como em suas alterações posteriores.

Os ativos de geração da Brasil PCH são compostos por 13 (treze) PCHs (Pequenas Centrais Hidrelétricas), doravante denominados “Empreendimentos”. O valor justo dos Empreendimentos foi estimado com base na projeção dos fluxos de caixa futuros dos Empreendimentos e, sendo assim, a estimativa/expectativa de valor justo dos mesmos foi baseada na metodologia de Fluxo de Caixa Descontado (FCD), sob a ótica do Free Cash Flow to Equity (FCFE).

A denominação e o período projetivo considerado para cada PCH avaliada é apresentado no Capítulo 5 deste Laudo.

Como resultado final do presente trabalho, obtivemos a estimativa/expectativa do valor justo de 100% dos ativos de geração da Brasil PCH de aproximadamente R$ 1.317.838 mil (um bilhão, trezentos e dezessete milhões, oitocentos e trinta e oito mil reais).

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Adicionalmente, apresentamos um cenário de sensibilidade, com o intuito de auxiliar na análise da viabilidade do investimento levando em consideração uma taxa de desconto de 8,0%, calculada internamente pela CEMIG, considerando a metodologia de FCFE (Free Cash Flow to Equity), cujo valor totaliza aproximadamente R$ 1.321.091 mil (um bilhão, trezentos e vinte e um milhões, e noventa e um mil reais) para os ativos de geração da Brasil PCH. Não obstante, simulamos algumas variações nas taxas de desconto conforme solicitado pela Administração da CEMIG. O detalhamento de todas as premissas sensibilizadas pode ser observado no Capítulo 8 deste Laudo.

Agradecemos a oportunidade de colaborarmos com a CEMIG e a atenção dispensada pelos seus executivos e funcionários durante a execução deste trabalho. Caso haja quaisquer dúvidas ou necessidade de informações adicionais, entre em contato com o Sr. Sérgio B. Dutra de Almeida ou com o Sr. Otávio A. A. Bachir pelo telefone (+55) 21 32637243.

Atenciosamente.

Sérgio B. Dutra de Almeida

Sócio

Ernst & Young Terco

Diego Moreira

Gerente

Ernst & Young Terco

Otávio A. A. Bachir

Gerente Sênior Executivo

Ernst & Young Terco

Felipe Miglioli - Revisor Independente

Gerente Sênior Executivo

Ernst & Young Terco

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